                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 4)*

                        FIRST KEYSTONE FINANCIAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   320655103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Stephen H. Gordon
                        Genesis Financial Partners, L.P.
                       3101 West Coast Highway, Suite 402
                            Newport Beach, CA 92663
                                (714) 548-9900
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                               Jonathan D. Joseph
                         Pillsbury Madison & Sutro LLP
                                 P.O. Box 7880
                            San Francisco, CA 94120
                                 (415) 983-1000

                                November 22, 1996
--------------------------------------------------------------------------------
            (Date of event which requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))


                               Page 1 of 22 Pages

CUSIP No.  320655103
           ---------

    1      NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS:           GENESIS FINANCIAL PARTNERS, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                           (a)  [ ]
                                                                        (b)  [ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)                           WC BK AF


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                         [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION        DELAWARE

                   7      SOLE VOTING POWER             NONE (see Items 2 and 5)
  NUMBER OF
   SHARES          8      SHARED VOTING POWER           NONE
 BENEFICIALLY
OWNED BY EACH      9      SOLE DISPOSITIVE POWER        NONE (see Items 2 and 5)
  REPORTING
 PERSON WITH      10      SHARED DISPOSITIVE POWER      NONE

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
           EACH REPORTING PERSON                        NONE (see Items 2 and 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

   13      PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)                                            0.0%

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        PN





                               Page 2 of 22 Pages

CUSIP No.  320655103
           ---------

    1      NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS:           GEN FIN, INC.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                           (a)  [ ]
                                                                        (b)  [ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 AF


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                         [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION        DELAWARE

                   7      SOLE VOTING POWER             NONE (see Items 2 and 5)
  NUMBER OF
   SHARES          8      SHARED VOTING POWER           NONE
 BENEFICIALLY
OWNED BY EACH      9      SOLE DISPOSITIVE POWER        NONE (see Items 2 and 5)
  REPORTING
 PERSON WITH      10      SHARED DISPOSITIVE POWER      NONE

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
           EACH REPORTING PERSON                        NONE (see Items 2 and 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

   13      PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)                                            0.0%

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        CO





                               Page 3 of 22 Pages

CUSIP No.  320655103
           ---------

    1      NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS:           STEPHEN H. GORDON

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                           (a)  [ ]
                                                                        (b)  [ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)                              PF AF


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                         [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION        UNITED STATES

                   7      SOLE VOTING POWER             NONE (see Items 2 and 5)
  NUMBER OF
   SHARES          8      SHARED VOTING POWER           NONE
 BENEFICIALLY
OWNED BY EACH      9      SOLE DISPOSITIVE POWER        NONE (see Items 2 and 5)
  REPORTING
 PERSON WITH      10      SHARED DISPOSITIVE POWER      NONE

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
           EACH REPORTING PERSON                        NONE (see Items 2 and 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

   13      PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)                                            0.0%

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        IN





                               Page 4 of 22 Pages

     This Amendment No. 4 dated November 22, 1996, to a Schedule 13D filed by Genesis Financial Partners, L.P., a Delaware limited partnership ("Genesis"), Gen Fin Inc., a Delaware corporation ("Gen Fin"), and Stephen H. Gordon, an individual ("Mr. Gordon"), relates to the common stock, par value $.01 per share (the "Common Stock") of First Keystone Financial, Inc., a Pennsylvania corporation (the "Issuer" or "First Keystone") and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").


Item 4.  Purpose of Transaction.

     Item 4 is hereby supplementally amended as follows:

     On November 22, 1996, Genesis delivered to Carol Walsh, Corporate Secretary of First Keystone, a letter advising First Keystone that Genesis unconditionally withdraws the shareholder proposal which it had previously submitted to First Keystone for inclusion at First Keystone's 1997 Annual Meeting of Shareholders pursuant to the Exchange Act and Rule 14a-8 thereof.

     The letter also advised First Keystone that Genesis unconditionally withdraws its request pursuant to Rule 14a-7 of the Exchange Act that First Keystone provide to Genesis a security holder list and updated information related thereto. A copy of the November 22, 1996, letter is attached as Exhibit A and is incorporated herein by reference.

     Except as set forth above or as described in Item 5 below, none of Genesis, Gen Fin, or Mr. Gordon, has any present plans or intentions which will result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended in its entirety to read as follows:

     (a)-(b) As the owner of the securities held by it, Genesis in its capacity as a limited partnership, (and therefore Gen Fin and Mr. Gordon) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the beneficial owner of zero shares (0.0%) of the Common Stock of the Issuer. Gen Fin, as the general partner of Genesis, has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of the shares of the Common Stock covered by this Statement. Gen Fin, however, disclaims any beneficial ownership in any shares covered by this Statement. Mr. Gordon is a limited partner in Genesis and the sole shareholder, director and President of Gen Fin. In his capacity as a limited partner of Genesis, Mr. Gordon has no voting or investment power over the shares of Common Stock covered by this Statement; however, his ownership and control of Gen Fin provide him with the indirect power to vote and to direct the vote, and the indirect power to dispose or to direct the disposition of the shares of Common Stock of the Issuer covered by this Statement.

     (c) Pursuant to an Agreement ("Agreement") dated November 22, 1996 among First Keystone, Endicott Financial Advisors, L.L.C., as agent for the purchasers, and Genesis, Genesis agreed to sell 76,500 shares of Common Stock beneficially owned by Genesis, as well as 11,572 shares of Common Stock owned by persons who may be deemed to be affiliates or associates of Genesis or who receive investment advice therefrom (as to which shares Genesis hereby disclaims any beneficial ownership), at a sale price of $19.50 per share. In addition, Genesis will be reimbursed for its legal and certain other expenses incurred in connection with or related to the Agreement.



                               Page 5 of 22 Pages

     (d)     Not applicable.

     (e) On November 22, 1996, Genesis ceased to be the beneficial owner of more than five percent (5.0%) of the Common Stock of First Keystone.

Item 7.   Materials To Be Filed as Exhibits.

     Exhibit A  -  Letter dated November 22, 1996 from Genesis Financial
                   Partners, L.P., to Carol Walsh, Corporate Secretary of First Keystone Financial, Inc.

     Exhibit B -   Agreement dated November 22, 1996 among Genesis Financial
                   Partners, L.P., First Keystone Financial, Inc., and Endicott
                   Financial Advisors, L.L.C.


                               Page 6 of 22 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 4, 1996.

                                            Genesis Financial Partners, L.P.,
                                            a Delaware limited partnership

                                            By:  Gen Fin, Inc.,
                                                 a Delaware corporation
                                                 Its General Partner

                                                 By:  Stephen H. Gordon
                                                      President


                                                 /s/ Stephen H. Gordon
                                                 ------------------------------




                               Page 7 of 22 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 4, 1996

                                                  Gen Fin, Inc.,
                                                  a Delaware corporation

                                                  By:   Stephen H. Gordon
                                                        President


                                                  /s/ Stephen H. Gordon
                                                  --------------------------



                               Page 8 of 22 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 4, 1996

                                                  /s/ Stephen H. Gordon
                                                  -----------------------------
                                                      Stephen H. Gordon





                               Page 9 of 22 Pages

                                 EXHIBIT INDEX


Exhibit                          Exhibit Name                           Page No.
-------                          ------------                           --------

   A      Letter dated November 22, 1996 from Genesis Financial            11
          Partners, L.P., to Carol Walsh, Corporate Secretary of
          First Keystone Financial, Inc.

   B      Agreement dated November 22, 1996 among Genesis Financial        13
          Partners, L.P., First Keystone Financial, Inc., and
          Endicott Financial Advisors, L.L.C.



                              Page 10 of 22 Pages

                                   EXHIBIT A

Letter dated November 22, 1996 from Genesis Financial Partners, L.P., to Carol Walsh, Corporate Secretary of First Keystone Financial, Inc.




                              Page 11 of 22 Pages

                                                                       Exhibit A


                [Letterhead of Genesis Financial Partners, L.P.]


                               November 22, 1996

                       VIA FACSIMILE AND FEDERAL EXPRESS


Carol Walsh
Secretary
First Keystone Financial, Inc.
22 West State Street
Media, Pennsylvania 19063

     Re:  Shareholder Proposal

Dear Ms. Walsh:

     By letter dated August 20, 1996 (the "Notice"), Genesis Financial Partners, L.P. ("Genesis") submitted a shareholder proposal (the "Proposal") to First Keystone Financial, Inc. (the "Company") for inclusion in accordance with the provisions of Rule 14a-8 of the Securities Exchange Act of 1934 in the Company's proxy statement to be distributed to stockholders in connection with the Company's Annual Meeting thereof. You are hereby advised and given notice that Genesis hereby unconditionally withdraws the proposal and acknowledges that the Proposal will not be included in the Company's proxy statement or presented at the Annual Meeting. In addition, Genesis hereby unconditionally withdraws its request for a stockholder list and certain other information concerning the Company's stockholders set forth in the Notice.


                                            Sincerely,

                                            /s/ Stephen H. Gordon


                                            Stephen H. Gordon
                                            President
                                            Gen Fin, Inc., General Partner





                              Page 12 of 22 Pages

                                   EXHIBIT B

  Agreement dated November 22, 1996 among Genesis Financial Partners, L.P., First Keystone Financial, Inc., and Endicott Financial Advisors, L.L.C.





                              Page 13 of 22 Pages

                                                                       Exhibit B
                                   AGREEMENT

     This Agreement, dated November 22, 1996 (the "Agreement"), is hereby entered into by and between Endicott Financial Advisors, L.L.C., as agent (the "Agent") for the purchasers (the "Purchasers") of 88,072 shares of common stock, $.01 par value per share (the "Common Stock"), of First Keystone Financial, Inc. (the "Company") as described herein, the Company and Genesis Financial Partners, L.P. and its principal, Stephen H. Gordon (hereinafter referred to collectively as the "Shareholders" or individually as the "Shareholder").

     WHEREAS, the Shareholders have received good and valuable consideration for not conducting an election contest or a proxy solicitation; and

     WHEREAS, the Company's Board of Directors believes that the Agreement is in the best interests of the Company to avoid the cost and adverse effect on the Company that an election contest and/or proxy solicitation by the Shareholders would incur.

     NOW, THEREFORE, in consideration of the recitals stated above, which are hereby incorporated into this Agreement and made an integral part hereof and in consideration of the mutual promises, representations and warranties contained herein, the parties hereto agree as follows:

     1. (a) The Shareholders hereby represent and warrant that they beneficially own, directly or indirectly, 76,500 shares of Common Stock of the Company. In addition, certain other persons who may be deemed to be affiliates or associates of the Shareholders or who receive investment advice therefrom own 11,572 shares of Common Stock (such shares collectively with those shares beneficially owned by the Shareholders being the "Shares").

     Each Shareholder individually represents and warrants that he or it holds his or its respective portion of the Shares in the manner set forth below, including if the shares are held in more than one manner, the number of shares held in each such manner.



                             Page 14 of 22 Pages

                                                                        Number
         Shareholder                         Manner Held               of Shares
         -----------                         -----------               ---------

 Genesis Financial Partners,       Directly                             76,500
 L.P.

 Stephen H. Gordon                 No shares are held directly but
                                   deemed to be beneficial owner of
                                   shares owned by Genesis Financial
                                   Partners, L.P.

 Bradley Gordon                    Retirement Account                    8,317

 Bradley Gordon and                Trust Account                         3,255
 Barbara Gordon, Trustees,
 Gordon Family Trust

          (b) Other than the Shares set forth above, each Shareholder represents and warrants he or it neither beneficially owns nor possesses in any manner, directly or indirectly, proxy or voting power with respect to any other shares of Common Stock.

     2. The Shareholders agree to sell the Shares at a sale price of $19.50 per share for aggregate consideration of $1,717,404. Receipt of the sale proceeds by the Shareholders shall be conditioned upon the delivery to the Agent of certificates representing the Shares, duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form acceptable for transfer by the Company's transfer agent. Said delivery shall be as soon as possible after the date hereof but in no event no more than three (3) business days thereafter ("Settlement Date"). With respect to such shares, the Company acknowledges that the Shareholders will be entitled to receipt of the dividend of $.05 per share being paid on the Common Stock to stockholders of record on November 20, 1996. In addition, as of the Settlement Date, the Shareholders will be reimbursed for their legal and certain other expenses incurred in connection with or related to the Agreement in the amount of $44,036.

     3. The Shareholders, and each Shareholder individually, the Company, and the Purchasers, and each Purchaser individually, on behalf of themselves and their subsidiaries, affiliates, officers, directors, employees, agents, assigns, successors, heirs and legal representatives (including the officers,



                              Page 15 of 22 Pages
directors, employees and agents of the Company), hereby mutually release, quit and forever discharge each and every other party to this Agreement (and any partners, subsidiaries, affiliates, officers, directors, employees, attorneys, financial advisors, other agents, assigns, successors, heirs and legal representatives) of and from any and all actions, causes of actions, claims, demands, debts, damages and liabilities of whatsoever kind and nature, known and unknown, at law or in equity, in contract or in tort, fixed or contingent, liquidated or unliquidated, which each party hereto now has, claims, threatens or asserts, or might or could hereafter have, claim, threaten or assert, against any or all of the other parties to this Agreement (or any of such parties' partners, subsidiaries, affiliates, officers, directors, employees, attorneys, financial advisors, other agents, assigns, successors, heirs and legal representatives) arising or alleged to arise out of or in any manner related to any contracts, transactions, acts or omissions by any party hereto on or prior to the date of this Agreement. Notwithstanding the foregoing, this mutual release neither extends to nor includes the obligations and liabilities created by this Agreement. The mutual release set forth in this Section 3 is understood and intended by the parties hereto constitute a general release.

     4. The Shareholders, and each Shareholder individually, do hereby agree and covenant that from the date of this Agreement until three years therefrom (until November 21, 1999):

          They shall not, directly or indirectly, acquire, by purchase or otherwise, or permit any person who is an associate or affiliate of the Shareholders to acquire, by purchase or otherwise, any shares of Common Stock of the Company.

          They shall not, directly or indirectly, solicit or permit any person who is an associate or affiliate of the Shareholders to solicit proxies or consents in opposition to any proposal submitted by the Company's Board of Directors to a vote of the Company's stockholders.

          They shall withdraw in writing the shareholder proposal submitted thereby to the Company by letter dated August 20, 1996. Notice of such withdrawal shall be delivered to the Company prior to the Settlement Date, said notice to be in the form substantially as set forth in Exhibit A hereto. In addition, they shall not submit nor shall they permit any person who is an associate or affiliate of the Shareholders to submit (i) any proposal for inclusion in the Company's proxy materials or to be presented to the Company's stockholders at any meeting



                           Page 16 of 22 Pages
     of the Company's stockholders convened during the period of this Agreement or (ii) submit any nominations for directors of the Company or become a participant in any election contest relating to the election of directors of the Company (within the meaning of Rule 14a-11 promulgated under the Securities Exchange Act of 1934 (the "1934 Act")).

          They shall not nor shall they permit any person who is an associate or affiliate of the Shareholders to (i) join with or assist any person or entity, directly or indirectly, in opposing, or make any statement in opposition to, any proposal submitted by the Company's management to a vote of the Company's stockholders, or (ii) join with or assist any person or entity, directly or indirectly, in supporting or endorsing, or make any statement in favor of, any proposal submitted to a vote of the Company's stockholders that is opposed by the Company's Board of Directors.

          They shall not nor shall they permit any person who is an associate or affiliate of the Shareholders to take any action or assist in any manner, directly or indirectly, alone or in concert with any other person to acquire, influence or affect the control of the Company or initiate, participate in, or otherwise further the formation of any group seeking to acquire, influence or affect control of the Company.

          In addition to the general release set forth in Section 3 hereof, they shall not directly or indirectly participate or permit any person who is an associate or affiliate of the Shareholders to participate, by encouragement or otherwise, in any litigation or threatened litigation against or derivatively on behalf of the Company.

     5. For purposes of this Agreement, the terms "affiliate," "associate," "beneficial ownership" or "beneficially owned" and "person" shall have the meanings set forth in the Rules and Regulations of the Office of Thrift Supervision or the 1934 Act, as amended, and the rules and regulations promulgated thereunder, as of the date of this Agreement or as may be hereinafter defined therein during the term of this Agreement.

     6. The parties hereto acknowledge and agree that a material breach or threatened material breach by any party may give rise to irreparable injury which is inadequately compensable in damage, and accordingly each party hereto shall be entitled to injunctive relief to prevent a material breach of




                              Page 17 of 22 Pages
the provisions hereof and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in addition to any other remedy to which such aggrieved party may be entitled to in law or at equity. In the event any party institutes any legal action to enforce such party's rights under, or recover damages for breach of, this Agreement, the prevailing party or parties in such action shall be entitled to recover from the other party or parties all costs and expenses, including but not limited to actual attorneys' fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiations, incurred by such prevailing party or parties. The Shareholders specifically agree that the terms of the Agreement can be enforced by the Agent, the Purchasers and the Company, individually or collectively.

     7. Any notice required or permitted to be given hereunder shall be in writing and shall be delivered, either by personal delivery, by the United States mail, or by recognized overnight courier service, addressed to the parties as follows or at such changed address as a party may from time to time specify by written notice to the other party given in the manner specified herein.

          To the Company:           First Keystone Financial, Inc.
                                    22 West State Street
                                    Media, Pennsylvania 19063
                                    Attention:  Donald S. Guthrie

          To the Purchasers:        Endicott Financial Advisors, L.L.C.
                                    237 Part Avenue, Suite 801
                                    New York, New York 10017
                                    Attention:  Wayne K. Goldstein

          To the Shareholders:      Genesis Financial Partners, L.P.
                                    3101 West Coast Highway, Suite 402
                                    Newport Beach, California 92663
                                    Attention:  Stephen H. Gordon

     8.   (a)   The parties hereto and their respective officers, directors, controlling persons, employees, agents, financial advisors and attorneys shall at all times hereafter hold all information regarding the terms, conditions, representations, warranties, covenants or other content of this Agreement




                                   Page 18 of 22 Pages
as well as any information relating to the facts and circumstances surrounding the execution of this Agreement (hereinafter referred to as "Confidential Information") in strict confidence, and shall not divulge, communicate, or refer to any of the Confidential Information to any other person or entity (including, but not limited to, Central Co-operative Bank, Abington Savings Bank, Lawrence Savings Bank and Sandler O'Neill & Partners, L.P., and their respective officers, directors, controlling persons, partners, employees, agents and attorneys, including, but not limited to, Skadden, Arps, Slate, Meager & Flom LLP and Housley, Kantarian & Bronstein, P.C.), except with respect to the Shareholders and the Company as may be required under their respective federal securities law disclosure obligations and except as may be required (i) under compulsion of valid legal process, or (ii) by statute, or by any rule, regulation, or order of any regulatory authority. The Shareholders shall not make any permitted disclosure hereunder without providing prior notice to the Company and the Agent as provided herein. In the event that any of the parties hereto are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Confidential Information, such party shall provide the other parties hereto with prompt written notice of any such request or requirement so that the other parties may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the non-disclosing party, such party is compelled to disclose Confidential Information to any tribunal or else stand liable for contempt or suffer other censure or penalty, such party may, without liability hereunder, disclose to such tribunal only that portion of the Confidential Information which counsel advises such party is legally required to be disclosed, provided that such Party exercise its best efforts to preserve the confidentiality of the Confidential Information, including, without limitation, by cooperating with the other Parties hereto to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information by such tribunal. Furthermore, the Shareholders shall provide to the Company and the Agent for their prior review and approval any proposed disclosure concerning this Agreement, including, but not limited to, any disclosure set forth in the Shareholders' Schedule 13D and any amendments thereto. In the event of any permitted disclosure other than pursuant to the Company's and the Shareholders' securities law disclosure obligations, each party shall take all necessary action to protect the confidentiality of the Confidential Information against further disclosure in contravention of the intent of this subsection (a).

          (b) If any party hereto shall ever be required to disclose any Confidential Information as permitted by subsection (a) of this Section 8, then promptly upon learning of such



                              Page 19 of 22 Pages
     requirement and prior to disclosure in the particular instance, such party shall notify the other parties hereto in writing of such fact, together with all reasonably available detail relating thereto, including without limitation the name, address and telephone number of each person or entity seeking such information and of such person's or entity's counsel, if any, and shall afford the other party and its counsel such opportunity as is reasonably practicable under the circumstances to interpose objections and to seek available relief with respect thereto.

          (c) Each party represents and warrants to the other parties that it has not heretofore taken or omitted to take any action which, if taken or omitted after the date hereof, would constitute a breach of the terms of subsection (a) of this Section 8.

     9. No party to this Agreement shall disparage or make any disparaging remarks about the other parties to this Agreement or, to the extent applicable, about the other parties' parents, subsidiaries, principals, officers, directors, employees or agents.

     10. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, unless applicable federal law or regulation is deemed controlling.

     11. This Agreement represents the full understanding of the parties hereto with respect to the matters dealt with herein, and actions taken or statements made prior to its execution will have no bearing on the interpretation, application, or enforcement of any of its provisions.

     12. The provisions of this Agreement shall be binding upon and shall inure to the benefit of and be enforceable, by the parties hereto and their respective legal representatives, successors and assigns. Except as may be expressly provided for herein, the provisions of this Agreement shall not inure to the benefit of, be enforceable by or create any rights in, any other person or entity other than the parties hereto.

     13. By executing this Agreement, all signatories below hereby represent and warrant that they have the necessary authority to bind the party for which they are signing. Further, each Shareholder hereby represents and warrants that he or it has the authority to sign for and bind those persons or entities which may have legal ownership of any of the Shares but of which such Shareholder may be deemed to have beneficial ownership.



                           Page 20 of 22 Pages

     14. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

     15. Each party hereto agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement and compliance therewith.

     16. All representatives, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

     17. This Agreement may not be amended, altered, modified and supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

     18. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.



                                   Page 21 of 22 Pages

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                         FIRST KEYSTONE FINANCIAL, INC.


Witness: /s/ Tom Kelly                   By: /s/ Donald S. Guthrie
         -------------------------           ----------------------------------
         Executive Vice President        Title:  President/CEO


                                         GENESIS FINANCIAL PARTNERS, L.P.

Witness:                                 By: /s/ Stephen H. Gordon
         -------------------------           ----------------------------------
                                         Title:  President of Gen Fin, Inc.,
                                                 General Partner of Genesis
                                                 Financial Partners, L.P.

Witness:                                 /s/ Stephen H. Gordon
         -------------------------       --------------------------------------
                                             Stephen H. Gordon

                                         ENDICOTT FINANCIAL ADVISORS, L.L.C.
                                         (as Agent for the Purchasers)

Witness:                                 By: /s/
         -------------------------           ----------------------------------
                                         Title:



                         Page 22 of 22 Pages